April 26, 2012

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Harley-Davidson, Inc.

Form 10-K for the year ended December 31, 2011

Filed February 23, 2012

File No. 001-09183

Dear Ms. Cvrkel,

This letter sets forth the response of Harley-Davidson, Inc. (the “Company”, “we”, “our” or “us”) to the letter of the Securities and Exchange Commission (the “Staff”) dated April 12, 2012, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). To facilitate your review, our response below includes the Staff’s original comment.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 56

Notes to Consolidated Financial Statements, page 66

3. Discontinued Operations, page 76

1.	We note from the discussion on page 76 that during 2011, the company recognized a $51.0 million benefit in income from discontinued operations that was driven by the reversal of tax amounts reserved in prior years related to the divestiture of the company’s MV Augusta subsidiaries. We also note that the amounts had been reserved pending resolution with the IRS on the treatment of the transaction. Please tell us and revise the notes to your financial statements to explain in further detail the nature and timing of the facts or circumstances that resulted in the company establishing these tax reserves in prior periods. Also, please tell us and revise the notes to your financial statements to explain in further detail that nature and timing of the changes in facts or circumstances that caused the company to eliminate these tax reserves during 2011.

Company Response

As discussed in Note 3, the Company committed to the divestiture of MV Agusta (MV) in October 2009 at which time it adjusted the carrying value of MV to its estimated fair value, less selling costs, and recorded a related tax benefit. These estimates were further adjusted in subsequent periods as new information concerning the fair value of MV and the related taxable losses became available. The income statement effects of these adjustments were recognized as a component of income/loss from discontinued operations.

The Company’s gross estimated tax benefit was generally based on its ability to classify and recognize the U.S. taxable losses associated with the sale of MV as worthless stock and bad debt deductions under the U.S. Internal Revenue Code. Although the Company believed that it was at least more likely than not that its position would be sustained, it also prudently evaluated the probability that some elements of the position could be disallowed. The Company believed there was uncertainty with regard to its position because the taxing authority could conclude that some elements of the Company’s tax deductions were not allowable in the U.S. and/or disagree with the classification of a portion of these losses.

As of December 31, 2009, prior to the actual sale of MV, the Company estimated the total tax benefit associated with the estimated losses to be $66 million of which $26 million was deemed uncertain and appropriately reserved against. As a result, the total net tax benefit recognized as of December 31, 2009 was $40 million.

As of December 31, 2010, subsequent to the sale of MV in August 2010, the estimated total tax benefit associated with the actual losses on the sale of MV was $101 million of which $43.5 million was deemed uncertain and appropriately reserved against. As a result, the total cumulative net tax benefit recognized as of December 31, 2010 was $57.5 million. The increase in the estimated tax benefit during 2010 was driven by an increase in the losses related to the sale of MV, not a change in the tax position.

In determining the tax benefit recognized from October 2009 through December 2010, the Company engaged appropriate technical expertise and considered all relevant available information. In accordance with ASC 740, “Income Taxes,” at each balance sheet date during this period, the Company re-evaluated the overall tax benefit, determined that it was at least more likely than not that it would be sustained upon review and calculated the amount of recognized tax benefit based on a cumulative probability basis.

Beginning in 2010, the Company voluntarily elected to participate in a pre-filing agreement process with the Internal Revenue Service (IRS) in order to accelerate their review of the Company’s tax position related to MV. The IRS effectively completed its review in late 2011 and executed a Closing Agreement on Final Determination Covering Specific Matters with the Company. In the fourth quarter of 2011, given the outcome of this review, the Company recognized a $43.5 million tax benefit by reversing the reserve recorded as of September 25, 2011 (unchanged from December 31, 2010) and recognized an incremental $7.5 million of tax benefit related to the final calculation of the tax basis in the loan to and the stock of MV Agusta.

In future filings the Company will expand its footnote disclosure to include a summary of the details noted above to more fully explain the tax effects associated with the sale of MV.

Other

The Company acknowledges as follows: It is responsible for the adequacy and accuracy of the disclosure in the Annual Report on Form 10-K for the year ended December 31, 2011; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 10-K for the year ended December 31, 2011; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing response to the undersigned at (414) 343-4101.

Very truly yours,

/s/ John A. Olin
John A. Olin
Senior Vice President and Chief Financial Officer

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